SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PartnerRe Ltd.

(Name of Subject Company and Filing Person (Issuer)

6.50% Series D Cumulative Redeemable Preferred Shares

7.25% Series E Cumulative Redeemable Preferred Shares

5.875% Series F Non-Cumulative Redeemable Preferred Shares

(Title of Class of Securities)

G68603409

G68603508

G68603128

(CUSIP Number of Class of Securities)

PartnerRe Ltd.

Attention: Chief Legal Counsel

Wellesley House South

90 Pitts Bay Road

Pembroke HM 08, Bermuda

+1 (441) 292-0888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Toby S. Myerson

Kelley D. Parker

Raphael M. Russo

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$928,083,650	$93,459

*	Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee was based was calculated as follows: the sum of (i) the product of $26.53, the average of the high and low prices of the Company’s 6.50% Series D Cumulative Redeemable Preferred Shares, $1.00 par value (the “Series D Preferred Shares”), as listed for trading on the New York Stock Exchange (“NYSE”) under the symbol PRE PR D on March 29, 2016, and 9.2 million, the total amount of issued and outstanding shares of the Series D Preferred Shares, (ii) the product of $28.68, the average of the high and low price of the Company’s 7.25% Series E Cumulative Redeemable Preferred Shares, par value $1.00 per share (the “Series E Preferred Shares”), as listed on the NYSE under the symbol PRE PR E on March 29, 2016, and 14.95 million, the total amount of issued and outstanding shares of the Series E Preferred Shares and (iii) the product of $25.53, the average of the high and low price of the Company’s 5.875% Series F Non-Cumulative Redeemable Preferred Shares, par value $1.00 per share (the “Series F Preferred Shares”), as listed on the NYSE under the symbol PRE PR F on March 29, 2016, and 10 million, the total amount of issued and outstanding shares of the Series F Preferred Shares.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offers (collectively the “exchange offers”) by PartnerRe Ltd. (which we refer to herein as “we” or the “Company”) to exchange any and all of the Company’s outstanding 6.50% Series D Cumulative Redeemable Preferred Shares, $1.00 par value (the “Series D Preferred Shares”) for the Company’s 6.50% Series G Cumulative Redeemable Preferred Shares, $1.00 par value (the “Series G Preferred Shares”), any and all of the Company’s outstanding 7.25% Series E Cumulative Redeemable Preferred Shares, $1.00 par value (the “Series E Preferred Shares”) for the Company’s 7.25% Series H Cumulative Redeemable Preferred Shares, $1.00 par value (the “Series H Preferred Shares”) and any and all of the Company’s outstanding 5.875% Series F Non-Cumulative Redeemable Preferred Shares, $1.00 par value (the “Series F Preferred Shares”) for the Company’s 5.875% Series I Non-Cumulative Redeemable Preferred Shares, $1.00 par value (the “Series I Preferred Shares”) (we collectively refer to Series D Preferred Shares, Series E Preferred Shares and Series F Preferred shares as “existing preferred shares” and to Series G Preferred Shares, Series H Preferred Shares and Series I Preferred Shares as “new preferred shares”). The “exchange offer consideration” will consist of one new preferred share in exchange for each existing preferred share.

Upon the terms and subject to the conditions set forth in the offering memorandum relating to the exchange offers, dividends on new preferred shares will begin to accrue and, in the case of Series G Preferred Shares and Series H Preferred Shares shall be fully cumulative from, March 1, 2016, which is the first day of the current dividend period of the existing preferred shares. If existing preferred shares are validly tendered (and not validly withdrawn) and accepted for exchange, the preferred shareholder will lose the right to receive any accrued dividends for past or current dividend periods on such existing preferred shares.

The exchange offers will expire at 5:00 p.m., New York City time, on April 29, 2016, unless extended or earlier terminated by the Company, in which case the expiration time will be the latest date and time to which the exchange offers are extended or terminated. Holders may withdraw existing preferred shares tendered in the exchange offers at any time prior to the expiration time. If the exchange offers are terminated, no existing preferred shares will be accepted for purchase, and any existing preferred shares that have been tendered will be returned to their holders promptly.

The exchange offers are subject to customary conditions and are not conditioned on the tender of a minimum number of existing preferred shares.

The exchange offers shall commence on the filing date hereof and shall expire on the expiration time. The exchange offers will be made upon the terms and subject to the conditions set forth in the offering memorandum (as it may be supplemented and amended from time to time, the “Offering Memorandum”) and in the related letter of transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offering Memorandum, the “Offering Documents”), which are filed as exhibits (a)(1)(i) and (a)(1)(ii) hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information set forth in the Offering Documents is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offering Memorandum in the sections entitled “Questions and Answers About the exchange offers” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company is PartnerRe Ltd. The address of the Company’s principal executive offices is Wellesley House South, 90 Pitts Bay Road , Pembroke HM 08, Bermuda. The Company’s telephone number is +1 (441) 292-0888.

(b) Securities.

The subject classes of securities are the Company’s Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares. As of March 29, 2016, we had 9.2 million of Series D Preferred Shares, 14.95 million of Series E Preferred Shares and 10 million Series F Preferred Shares outstanding.

(c) Trading Market and Price.

The information set forth in the Offering Memorandum in the section entitled “Price Range of Existing Preferred Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

PartnerRe Ltd. is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company:

Name	Position
John Elkann	Chairman of the Board
Mario Bonaccorso	Director
Brian Dowd	Director
Patrick Thiele	Director
Enrico Vellano	Director
Emmanuel Clarke	President, Chief Executive Officer and Director
William Babcock	Executive Vice President, Chief Financial Officer
Laurie Desmet	Executive Vice President, Chief Operations Officer
Theodore C. Walker	Chief Executive Officer of PartnerRe North America

The address and telephone number of each director and executive officer is: c/o PartnerRe Ltd., Wellesley House South, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and each person’s telephone number is +1 (441) 292-0888.

The Company is controlled by EXOR S.p.A. (“EXOR”), whose majority and controlling shareholder is Giovanni Agnelli e C. S.a.p.az (which we refer to as “GAC”). GAC is a limited partnership represented by shares (Società in Accomandita per Azioni). John Elkann is the Chairman and Chief Executive Officer of EXOR and Managing Partner and Chairman of GAC.

The address and telephone number of EXOR is: c/o EXOR S.p.A., Via Nizza, 250, 10126, Torino, Italy, and telephone number is +39 (011) 5090345. The address and telephone number of GAC is Via Nizza 250, 10126 Turin, Italy, and telephone number is +39 (011) 5090345.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offering Memorandum in the sections entitled “Summary”, “Questions and Answers About the Exchange Offers”, “Terms of the Exchange Offers”, “Terms of the Exchange Offers—Accounting Treatment”, “Comparison of Rights Between the Existing Preferred Shares and the New Preferred Shares” , “Description of the New Preferred Shares” and “Material Bermuda and United States Federal Income Tax Consequences,” as well as the information set forth in the Letter of Transmittal, is incorporated herein by reference.

(b) Purchases.

To the Company’s knowledge, none of our directors, executive officers or affiliates beneficially own any existing preferred shares and accordingly none of them will participate in the exchange offers.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offering Memorandum in the sections entitled “Terms of the Exchange Offers—Background of the Exchange Offers” and “Terms of the Exchange Offers—Purpose of the Exchange Offers” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offering Memorandum in the section entitled “Terms of the Exchange Offers—Purpose of the Exchange Offers” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offering Memorandum in the section entitled “Use of Proceeds” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offering Memorandum in the sections entitled “Questions and Answers About the Exchange Offers” and “Terms of the Exchange Offers—Background of the Exchange Offers” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

There will be no cash payment in the exchange offers. As consideration for the exchange offers, the Company is authorizing the issuance of the new preferred shares. The information set forth in the Offering Memorandum in the section entitled “Terms of the Exchange Offers—Source and Amount of Funds or Other Consideration” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offering Memorandum in the section entitled “Terms of the Exchange Offers—Conditions to the Exchange Offers” is incorporated herein by reference. The exchange offers are not conditioned on the tender of any minimum number of existing preferred shares.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership

The information set forth in the Offering Memorandum in the section entitled “Interests of Directors and Executive Officers” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offering Memorandum in the section entitled “Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offering Memorandum in the section entitled “Terms of the Exchange Offers—No Recommendation” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the Offering Memorandum in the section entitled “Ratio of Earnings to Fixed Charges and Preferred Share Dividends” is incorporated herein by reference. In addition, the financial statements and other information set forth under Part II, Item 8 of the Company’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 are incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.

At December 31, 2015, the book value per share of the Company’s common stock was approximately $123.05. At December 31, 2015, the book value per share of each existing preferred share was approximately $25.00.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offering Memorandum in the section entitled “Terms of the Exchange Offers—Background of the Exchange Offers” is incorporated herein by reference.

(c) Other Material Information.

The information set forth in the Offering Memorandum and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)	Offering Memorandum, dated April 1, 2016.

(a)(1)(ii)	Form of Letter of Transmittal, dated April 1, 2016.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 1, 2016.

(a)(1)(iv)	Letter to Clients, dated April 1, 2016.

(a)(2)	Press Release, dated April 1, 2016 (Incorporated by reference to Exhibit 99.1 to PartnerRe Ltd.’s Current Report on Form 8-K (File No. 001-14536) filed on April 1, 2016).

(b)	Not applicable.

(d)(i)	Merger Agreement, dated August 2, 2015, by and among PartnerRe Ltd., EXOR N.V., Pillar Ltd. and solely with respect to certain sections thereof, EXOR S.p.A., as amended (incorporated by reference to (i) exhibit 2.1 of the Company’s Current Report on Form 8-K (File No. 001-14536) filed on August 3, 2015; and (ii) exhibit 2.1 of the Company’s Current Report on Form 8-K (File No. 001-14536) filed on September 2, 2015).

(g)	Not applicable.

(h)(1)	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding tax matters relating to the exchange offers under U.S. federal income tax laws.

(h)(2)	Form of opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding potential fast-pay stock considerations relating to the exchange offers.

(h)(3)	Form of opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding potential fast-pay stock considerations following the consummation of the merger (as defined in the Offering Memorandum) and before the consummation of the exchange offers.

(h)(4)	Opinion of Appleby (Bermuda) Limited regarding tax matters under Bermuda tax laws.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2016

PARTNERRE LTD.

By:	/s/ Marc Wetherhill
Name:	Marc Wetherhill
Title:	Chief Legal Counsel